GUSRAE KAPLAN NUSBAUM PLLC

ATTORNEYS AT LAW

DAVID A. GEHN	120 WALL STREET-25TH FLOOR
SCOTT H. GOLDSTEIN	NEW YORK, NEW YORK 10005	OF COUNSEL
MARTIN H. KAPLAN	TEL (212)269-1400	ROBERT L. BLESSEY
MARLEN KRUZHKOV**	FAX (212)809-5449
LAWRENCE G. NUSBAUM	—–
MARTIN P. RUSSO	81 MAIN STREET-SUITE 215
WHITE PLAINS, NEW YORK 10601
** MEMBER NY AND NJ BAR	(914)644-8323
—–
www.gusraekaplan.com

May 18, 2015

Via EDGAR

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-4631

Attention: Ryan Adams and John Dana Brown

Re:	Sino-Global Shipping America, Ltd.
Preliminary Proxy Statement on Schedule 14A
Filed April 23, 2015
File No. 001-34024

Dear Mr. Adams and Mr. Brown:

We are writing this letter on behalf of our client Sino-Global Shipping America, Ltd. (the “Company”), responding to the comment letter (the “Comment Letter”) of the Staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) dated May 15, 2015, with respect to Preliminary Proxy Statement on Schedule 14A (the “PRE 14A”) filed by the Company with the Commission on April 23, 2015. For your convenience, we have reproduced the Staff’s comments in the Comment Letter below immediately preceding the Company’s response.

In connection herewith, we are filing a Revised Preliminary Proxy Statement on Schedule 14A (“Revised PRE 14A”) to PRE 14A. Revised PRE 14A reflects the Company’s responses to the Staff’s comments set forth in the Comment Letter.

Proposal 2, Page 10

1.	STAFF COMMENT NO. 1 SET FORTH IN ITS 5/15/2015 COMMENT LETTER TO THE COMPANY.

“Please revise your disclosure to describe the general effect upon the rights of existing security holders of the transactions described, particularly the dilutive impact of the issuance of additional common stock. Refer to Item 11(d) of Schedule 14A.”

1.	COMPANY RESPONSE TO COMMENT NO. 1 OF THE STAFF SET FORTH IN THE STAFF’S 5/15/2015 COMMENT LETTER:

The Company has updated its disclosure, regarding the effect on the rights of existing security holders, particularly the dilutive impact of the issuance of additional shares of common stock to the Vessel Seller, which is reflected in Revised PRE 14A.

2.	STAFF COMMENT NO. 2 SET FORTH IN ITS 5/15/2015 COMMENT LETTER TO THE COMPANY.

“Please revise to include a complete description of the consideration, in this case the Vessel, as required by Item 11(c) of Schedule 14A. We note that here and in the Proposal 3 section you attempt to incorporate a description of information related to the Vessel and the proposed acquisition of the Vessel by reference to other filings. Information may be incorporated by reference only in the manner and to the extent specifically permitted in the items of Schedule 14A.”

2.	COMPANY RESPONSE TO COMMENT NO. 2 OF THE STAFF SET FORTH IN THE STAFF’S 5/15/2015 COMMENT LETTER:

The Company has removed all language regarding the Company’s incorporation by reference and/or similar language to any documents relating to the Vessel. The Company’s description of the consideration is contained in Proposal 2, with no references to any documents outside of the Revised PRE 14A.

Please let us know if you have any questions or if we can provide additional information or otherwise be of assistance in expediting the review process. You can reach either myself or my associate Bryan Dixon directly at 212-269-1400.

Very truly yours,

/s/ Lawrence G. Nusbaum

cc: Lei Cao, Chief Executive Officer of Company